May 8, 2009
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:       Kathleen Collins, Division of Corporation Finance

Re:	ACI Worldwide, Inc. Form 10-K for the Year Ended December 31, 2008 Filed on March 4, 2009 File No. 000-25346
Ladies and Gentlemen:
          The following sets forth the responses of ACI Worldwide, Inc. (the “Company”) to the comments included in your letter dated April 24, 2009 with respect to the above-referenced Annual Report on Form 10-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.
Form 10-K for the year ended December 31, 2008
General

1.	We note the disclosure on pages 3 and 91 in your Form 10-K that you operate in the Middle East and Africa, which are regions that include Iran, Syria, and Sudan. In addition, we are aware of a May 2005 news report that you licensed ACI Smart Chip Manager to Network International, the leading credit card and payment service provider in the Middle East and a wholly owned subsidiary of the Emirates Bank Group, a financial institution with a representative office in Iran. Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Sudan, or Syria. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, joint ventures, licensees, or other direct or indirect arrangements. Your response should describe any products, technology, or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Securities and Exchange Commission
May 8, 2009

Response: The Company does not maintain any direct contracts, or have any agreements or commercial arrangements, with any entities located in or controlled by the referenced countries and would only anticipate doing so if allowed under U.S. regulations. The Company does not sell, directly or indirectly, any products, technology or services to the referenced countries and further does not export any U.S. products to the referenced countries directly or indirectly, through one or more intermediaries. Further, the Company does not have any contracts or any agreements or commercial arrangements with the governments of the referenced countries or, to the best of its knowledge, any entities controlled by those governments.
The Company’s customer, Network International, LLC (“NILLC”), is located in Dubai, United Arab Emirates, and all Company software licensed by NILLC is licensed as a single use copy. Pursuant to the terms of the Software License Agreement, each single use copy is to be used by NILLC on hardware located at its data center situated in Jemeirah, Dubai, United Arab Emirates, and the Company has made all exports of its software, including the export of technical information provided as part of maintenance services provided by the Company, to NILLC’s data center in Jemeirah, Dubai, United Arab Emirates. NILLC utilizes the Company’s software to provide services to NILLC customers located in Lebanon, United Arab Emirates, Bahrain, Egypt and Saudi Arabia, and the Company is not aware of any use by NILLC of the Company’s software in any other countries.
     The Company maintains export compliance policies and processes designed to ensure that no direct or indirect sales are made to the referenced countries, which policies and procedures include customer, destination and end-user screening elements designed to minimize the risk of diversion to destinations subject to U.S. sanctions and export controls. Also, the Company’s contracts with customers, distributors or other resellers include provisions requiring compliance with export laws and regulations. The Company’s Software License Agreement with NILLC expressly provides the following:
“By signing this Agreement Customer gives written assurance that Customer will not export, re-export, divert, transfer or disclose, directly or indirectly, any Licensed Product or related technical information, documents or materials or any direct product thereof from the country where the Licensed Product are installed or to any person who is not a national or resident thereof, without previously notifying ACI and obtaining the required re-exportation license from the U.S. Government.

Securities and Exchange Commission
May 8, 2009

At Customer’s cost, ACI will provide any information and assistance reasonably required by Customer to obtain any appropriate re-export license. The requirements of this provision will survive the termination of this Agreement.”
The Company recognizes that the referenced countries are subject to U.S. economic sanctions and export controls and does not currently have any plans to engage in business activities in the referenced countries.
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 26
2.	We note from the disclosures in your September 30, 2008 Form 10-Q/A that the Company is maturing many of your retail payment engines including BASE24, TRANS24-eft, ON/2, OpeN/2 and ASx and your strategy is to migrate your customers to the next-generation BASE 24-eps solutions as you “discontinue standard support” for these products. We further note your disclosures on page 20 of the December 31, 2008 Form 10-K where you indicate that the Company’s announcement related to the “maturity of certain retail payment engines may result in customer decisions not to purchase or otherwise invest in these engines, related products and/or services.” Considering the majority of the Company’s revenues are generated from the BASE24 product line and considering the risks associated with transitioning your customers to the BASE24eps product line, please tell us how you considered including a discussion of these changes in the Overview section of MD&A and their potential impact on the Company’s liquidity, capital resources or results of operations. To the extent that past performance may not be indicative of future performance due to the maturity of these retail payment engines and the migration of customers to the next generation product line, tell us how you considered Section III.B.3 of SEC Release No. 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and uncertainties facing the Company is required under Item 303 of Regulation S-K.

Response: In our September 30, 2008 Form 10-Q/A and the December 31, 2008 Form 10-K, we have disclosed that we are maturing many of our retail payment engines inclusive of BASE24, TRANS24-eft, ON/2, OpeN/2 and ASx with the intention of migrating existing customers of these products to the next-generation BASE24-eps solution. Due to the uncertainties inherent with this strategy, we disclosed the risk that this strategy may result in customer decisions not to purchase or otherwise invest in these engines, related products and / or services.

Securities and Exchange Commission
May 8, 2009

In preparing the Company’s MD&A for both the September 30, 2008 Form 10-Q/A and the December 31, 2008 Form 10-K, we considered the impact of the above referenced announcement and related risks as it might specifically impact liquidity, capital resources and / or results of operations. In ultimately concluding that specific MD&A disclosure was not required or useful to investors, the following factors were considered:
•	The announced maturity date specific to BASE24 is November 2011;

•	The maturity announcement specifically states that no new functionality will be developed for BASE24 and is not an end-of-life announcement;

•	To date we have not experienced a material reduction in sales or revenues for BASE24 or in customers unwillingness to commit to ACI applications as a result of the maturity announcement; and

•	To date we have not experienced a material increase in sales or services for the BASE24-eps solution as a result of existing BASE24 customer migrations.
Due to the above factors, ACI has not yet experienced either a material positive or negative trend or uncertainty related to the above-referenced maturity announcement or the risks inherent with customer migrations to BASE24-eps and, therefore, our experience has not yet positively nor negatively impacted liquidity, capital resources, and / or results of operations in any material aspect.
Section III.B.2 of SEC Release No. 33-8350 provides for certain required disclosures and discussion surrounding known material trends and uncertainties. In accordance with ACI’s experiences to date, we have identified no such trends or uncertainties related to the above-referenced announcement. Therefore, additional MD&A disclosure would be premature. Additionally, we note that we have indicated in our current disclosures that there is the potential for a negative market reaction as well as the potential for a positive market reaction. At the time in which our experiences change whereby a known trend does materialize such that past performance is or is not indicative of future performance, our MD&A will reflect these trends accordingly.
3.	Similarly, we note your discussion regarding the IBM Outsourcing Agreement. In a Form 8-K filed on March 18, 2008, you indicated that “[t]he seven-year agreement is estimated to deliver operating cost savings for ACI of $25 million to $30 million over

Securities and Exchange Commission
May 8, 2009

the course of the contract, providing the company with advanced technology and enhanced service capabilities.” You further indicated that this agreement is “expected to be cash-positive for ACI primarily due to a decrease in capital expenditures.” Tell us your consideration to include a discussion of the potential impact of this Agreement in the Overview section of MD&A. Also, to the extent that actual savings anticipated by this arrangement are not achieved as expected or are achieved in periods other than expected. Tell us your consideration to include discussion in MD&A of the reasons for such outcome and the likely effects on future operating results and liquidity.
Response: In the preparation of our Form 10-K, the Company included an introductory paragraph to our MD&A, the purpose of which is to serve as the “Overview” section. The Company believed this arrangement was integral to understanding the results of operations for the comparable periods presented in the Annual Report on Form 10-K. The Company specifically disclosed and quantified the transition expense incurred during the year ended December 31, 2008. In our December 31, 2008 Form 10-K, we identify a risk factor stating that our outsourcing agreement with IBM may not achieve the level of savings that we anticipate. In future filings, we will provide additional expanded discussion of the anticipated savings and savings achieved, to the extent the year-over-year variance is material to the results of operations for the comparable periods.
Item 9A. Controls and Procedures. page 55
Report of Independent Registered Public Accounting Firm, page 57
4.	Please revise to properly evidence the signature of the independent public accounting firm that issued its report on internal controls over financial reporting. Please refer to Rule 302 of Regulation S-T.

Response: The conformed signature of KPMG LLP was inadvertently dropped in the EDGAR version of the Company’s Annual Report on Form 10-K. At the time of the filing of the Form 10-K, the Company was in possession of a signed copy of the Report of Independent Registered Public Accounting Firm of KPMG LLP. Upon request, the Company will supplementally provide the Staff with a copy of such signed report. We respectfully advise the Staff that the Company will include in all relevant future filings the conformed signature of its independent registered public accounting firm on the reports and consents of such firm.

Securities and Exchange Commission
May 8, 2009

Part III
Item 11. (Incorporated by Reference from Definitive Proxy Statement filed April 21, 2009)
Compensation Discussion and Analysis, page 17
General
5.	We note the disclosure of where the Compensation Committee targets the various components of compensation vis-a-vis the Peer Group but do not see any discussion of how the actual compensation paid in 2008 fared vis-a-vis these targeted levels.

Response: On an annual basis, the Compensation Committee reviews the Company’s peer group when determining executive compensation and utilizes the peer group data to determine a competitive market median for the implementation of the Company’s pay for performance philosophy for each element of executive compensation.

Base salary for the Company’s executive officers was set at or below the median of the Company’s peer group data which, as stated on page 20 of the Proxy Statement, is consistent with the Company’s target level for base salary which target is at or below the market median.

With respect to long-term equity incentives, as stated on page 20 and page 23 of the Proxy Statement, the Compensation Committee targets LTIP equity awards at a value equal to the 65th percentile of competitive market data. The 2008 LTIP awards had a grant date value slightly below the 65th percentile of the median of the Company’s peer group data.

For variable cash compensation, as stated on page 20 of the Proxy Statement, each year the Compensation Committee establishes performance goals under the Company’s annual MIC program targeted to pay out at market median levels when performance goals are achieved and above market median levels when performance goals are exceeded. The amounts paid out under the 2008 Executive MIC are set forth in footnote 4 to the Summary Compensation Table and reflects that during 2008, the payout percentages earned by our named executive officers ranged from 73.87% to 98.29%. These payout percentages reflect that the 2008 Executive MIC paid out below the median levels of the Company’s peer group.

Securities and Exchange Commission
May 8, 2009

Long-Term Incentive Compensation, page 22
6.	Please discuss why the Committee elected not to grant performance shares as part of the 2008 LTIP but rather determined to give senior management the right to choose the form of LTIP award between stock options and restricted stock.

Response: The Compensation Committee believes, as stated on page 23 of the Proxy Statement under the section entitled “Stock Options”, that stock options continue to be an effective means to “reward long-term Company performance” and “link an executive’s incentives to the stockholders’ interest in increasing stockholder value.” However, in recognition of the challenging global economic market, the Compensation Committee elected to incorporate restricted stock into the Company’s LTIP because the Compensation Committee believes, as stated on page 23 of the Proxy Statement under the section entitled “Restricted Stock”, that “restricted stock delivers value even during turbulent market conditions when the ability to achieve certain targets may be beyond management’s control”. In addition, the Compensation Committee believes that restricted stock “allows the Compensation Committee to manage dilution as restricted stock delivers immediate value to the executive with decreased dilution” given the relative Black-Scholes value of non-qualified stock options requires the issuance of fewer restricted shares to achieve the targeted LTIP award level for executives.

The Compensation Committee elected to provide executives the choice between stock options and restricted stock because, as noted above, the Compensation Committee continues to believe that stock options remain an effective means to “reward long-term Company performance” and “link an executive’s incentives to the stockholders’ interest in increasing stockholder value.” However, in order to accommodate the individual executive’s personal preference for risk tolerance, especially in light of the fact that nearly all of the vested stock options held by the Company’s executives were underwater at the time of the 2008 LTIP grant (and currently remain underwater), giving the executive the choice enabled the executive to conduct his own personal assessment of the relative risks associated with stock options as compared to restricted stock. By using a two-to-one ratio based on the Black-Scholes value discussed on page 23 of the Proxy Statement under the section entitled “Form of LTIP Award”, the aggregate value of each executive’s award choice represented the same aggregate value on the date of grant.

The Compensation Committee also believes that both restricted stock and stock option awards promote retention by providing executives with an incentive to stay with the Company.

Securities and Exchange Commission
May 8, 2009

As stated page 22 of the Proxy Statement under the section entitled “Long-Term Incentive Compensation”, the mix of equity awards is generally reviewed and adjusted by the Compensation Committee each year in consideration of data provided by its independent compensation consultant along with a review of the Company’s business and performance goals. The Compensation Committee also takes into consideration other appropriate factors, such as current economic conditions, when reviewing the mix of equity awards. The Compensation Committee will continue to review the mix of equity awards granted as part of an executive officer’s LTIP award on an annual basis and if determined appropriate, future grants may include stock options, performance shares, restricted stock, performance units, restricted stock units, stock appreciation rights or other forms of equity awards available under the Company’s 2005 Equity and Performance Incentive Plan, as amended.
Peer Group, page 26
7.	We note that you use a peer group of companies for benchmarking your executive compensation pay and practices. Please tell us whether you considered the performance of these peer group companies when deciding to include them in the peer group, and if so, how your performance compared to theirs.

Response: On an annual basis when determining executive compensation, the Compensation Committee, in consultation with its independent compensation consultant, reviews and analyzes the composition of the Company’s peer group. The factors considered by the Compensation Committee in its review and analysis of the Company’s peer group include a review of the historic performance of the Company against the performance of its peer group. In 2008, the comparative historic performance review analyzed performance of the Company and its peer group under the following metrics:
a.	Operating Margins (operating income divided by net sales) during the prior year and during the prior 5 years.
—	During the 1-year period the Company performed above the peer group median and below the 75th percentile of the peer group.

—	During the 5-year period the Company performed at the peer group median level and below the 75th percentile of the peer group.

Securities and Exchange Commission
May 8, 2009

b.	EPS Growth ending September 30, 2006 (compound annual growth rate) over the prior year and the prior 3 years,
—	During the 1-year period the Company performed significantly above the peer group median and slightly below the 75th percentile of the peer group.

—	During the 3-year period the Company performed significantly above the peer group median and the 75th percentile of the peer group.
c.	Total Shareholder Return ending September 30, 2006 (stock price change plus dividends divided by beginning stock price) in the prior year and the prior 5 years,
—	During the 1-year period the Company performed above the peer group median and approximately at the 75th percentile of the peer group.

—	During the 5-year period the Company performed significantly above the peer group median and the 75th percentile of the peer group.
d.	Revenue Growth through 2006 in the prior year and the prior five years.
—	During the 1-year period the Company performed at the peer group median level and significantly above the 75th percentile of the peer group.

—	During the 5-year period the Company performed at significantly below the peer group median level and the 75th percentile of the peer group.
e.	Total Shareholder Return at September 30, 2007 (stock price change plus dividends divided by beginning stock price) in the prior year and the prior 5 years.
—	During the 1-year period the Company performed significantly below the peer group median and below the 75th percentile of the peer group.

—	During the 5-year period the Company performed significantly above the peer group median level and the 75th percentile of the peer group.

Securities and Exchange Commission
May 8, 2009

2009 Compensation Update, page 37
CEO’ Compensation, page 37
8.	In your discussion of the elements of your executive compensation practices on page 19, you indicate that you do not take performance into account for the purpose of determining the base salary of your executive officers. In your 2009 Compensation Update, however, you state that your board of directors increased Mr. Heasley’s base salary from $550,000 to $575,000 due in part to the board’s evaluation of Mr. Heasley’s performance. Please tell us whether you consider an executive officer’s performance for purposes of establishing their base salary. See Item 402(b)(2)(vii) of Regulation S-K. In addition, to the extent you do consider an executive officer’s performance, please tell us the specific items of individual performance considered.

Response: The column in the table set forth on page 19 of the Proxy Statement entitled “Performance Based” is intended to disclose whether the respective element of the Company’s executive compensation programs are intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code (the “Code”) so that an investor can determine which elements of compensation will be deductible under Section 162(m) if the compensation for the executive is in excess of $1,000,000.

The Compensation Committee considers the CEO’s recommendation for the base salary, including salary adjustments, for each executive officer other than the CEO. In connection with the annual review of executive officer compensation, the CEO takes into consideration various factors, including the performance of the executive officer, when making his recommendations. Page 20 of the Proxy Statement under the “Base Salary” section of the section entitled “Current and Variable Cash Compensation” provides that the CEO takes into consideration “competitive market assessments prepared by our independent compensation consultant” as well as other factors including “the Company’s operating budget, a desire to phase in compensation changes over more than one fiscal year, relative levels of cash incentive and long-term equity compensation, the performance of a particular executive officer (emphasis added) or his business unit in relation to established strategic plans, long-term potential of the executive officer to contribute to our financial position, retention concerns, if any, for individual executives, and the overall operating performance of the Company.” Similar factors are used by the Compensation Committee when determining the base salary of the CEO and page 21 of the Proxy Statement provides that the Compensation Committee “considers competitive market data provided by our independent

Securities and Exchange Commission
May 8, 2009

compensation consultant, the performance of the Company and progress on operation and strategic goals” in its annual review of the CEO’s compensation.
Item 13. (Incorporated by Reference from Definitive Proxy Statement filed April 21, 2009)
Certain Relationships and Related Transactions, page 51.
Review and Approval of Related Person Transactions, page 51
9.	You state that “[p]ursuant to its charter, [your] Audit Committee is authorized to review and approve all transactions with related persons.” For future filings, please include a description of the material features of the policies and procedures used by your Audit Committee for the review and approval of such transactions. See Item 404(b) of Regulation S-K.

Response: We respectfully advise the Staff that the Company will include a description of the material features of the policies and procedures used by its Audit Committee for review and approval of related person transactions in its relevant future filings.
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 69
10.	We note from your response letter dated October 9, 2007 (comment 7) that for certain arrangements, which do not include stated renewal rates, the Company determines VSOE of fair value for PCS based on a “consistent pricing of PCS renewal as a percentage of the software license fee” pursuant to TPA 5100.55. Please explain further what you mean by “consistent pricing” and tell us how you are able to reasonably establish VSOE of fair value for PCS pursuant to paragraph 10 of SOP 97-2.

Response: In our response letter dated October 9, 2007 to comment 7, we indicated as follows:

“For certain other products, the Company established VSOE of Fair Value of PCS by a consistent pricing of PCS renewals as a percentage of the software license fee. In these arrangements, the dollar value charged for PCS varies from customer to customer however the PCS renewal percentage rate is consistent. In accordance with the guidance provided under TPA 5100.55 the

Securities and Exchange Commission
May 8, 2009

Company considers whether the PCS renewal percentage is consistently priced from customer to customer.”

To clarify the above response, these arrangements are structured similarly to the agreements previously referred to in our response letter dated October 9, 2007 whereby an initial PCS term of 1 or 2 years is bundled while subsequent annual renewals are at the customer’s option. The contractually stated renewal rates in these arrangements are expressed as a consistent percentage of the underlying license fee for this population of customers.

We respectively advise the Staff that the Company has clarified its related disclosure in its recently filed Quarterly Report on Form 10-Q for the three months ended March 31, 2009 and intends to include similar disclosure in future filings with the Commission as follows:

“SOP 97-2 requires the seller of software that includes PCS to establish VSOE of fair value of the undelivered element of the contract in order to account separately for the PCS revenue. The Company establishes VSOE of the fair value of PCS by reference to stated renewals with consistent pricing of PCS, expressed in either dollar or percentage terms. The Company considers factors such as whether the period of the initial PCS term is relatively long when compared to the term of the software license or whether the PCS renewal rate is significantly below the Company’s normal pricing practices.”

11.	We also note that the Company provides various professional services such as project management, software implementation, and software modification. In your response letter dated October 9, 2007 (comment 10) you indicated that VSOE of fair value for other services is established by reference to the rate charged when sold separately. Please describe the arrangements in which you separately sell software implementation and software modification services. Further, tell us if the rates for such services vary from customer to customer and if so, tell us how you are able to reasonably establish VSOE of fair value for such services pursuant to paragraph 10 of SOP 97-2.

Response: In our response letter dated October 9, 2007 to comment 10, we indicated that VSOE of fair value for services is established by reference to the rate charged when sold separately. Software implementation and software modification services are sold separately in the following circumstances:

Securities and Exchange Commission
May 8, 2009

Software Implementation Services are sold separately when:
•	Customers initially elect to implement the software either using internal resources, distributors, or other service providers. During the course of the implementation, the customer requests that ACI assist in the implementation or take over the implementation. Agreements to provide such services are subject to separate negotiation.

•	The majority of implementation services are offered on a time and materials basis subject to an initial estimate. Any additional hours required in excess of the initial estimate are billed at the prevailing time and material rate which is considered a separate sale.

•	Change orders and / or change requests are frequently requested by customers during the course of the initial implementation due to scope changes or additional customer requests. These are negotiated as part of a separate sale.
Software Modification Services are sold separately when:
•	After the initial implementation, customers frequently request additional modifications or enhancements. These are negotiated as part of a separate sale.
The rates for separate sales of software implementation and software modification are established depending on the location of the resource, specific skills required, and prevailing market conditions for the resource. In reviewing services pricing for consistency, markets may be segmented based on shared characteristics to ensure comparability.
Within identified market segments, the rates for software implementation and modification services do not vary significantly from customer to customer. In accordance with paragraph 10 of SOP 97-02, VSOE of fair value is reasonably established by consistent pricing for separate sale of comparable services.
Goodwill and Other Intangibles, page 73
12.	We note that as a result of the change in the Company’s fiscal year, management decided to change your goodwill impairment testing date to October 1st versus the end of your new fiscal year (December 31st). Please explain further how the Company determined that the new impairment testing date is preferable. We refer you to paragraph 17 of SFAS 154. Also, tell us how you considered the

Securities and Exchange Commission
May 8, 2009

requirements of Item 601(b)(18) of Regulation S-K to file a preferability letter with regards to this change in the application of accounting principles.
Response: The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, effective October 1, 2001. Upon adoption, the Company elected to perform its annual impairment test on the last day of the fourth fiscal quarter. At the time of adoption, the Company’s fiscal year end was September 30th. Additionally, at the time of adoption, the Company’s Annual Report on Form 10-K was required to be filed with the SEC within 90 days after the end of its fiscal year. In fiscal 2007, the Company changed its fiscal year from a September 30 fiscal year-end to a December 31 fiscal year-end, effective as of January 1, 2008 for the fiscal year ended December 31, 2008.
As a result of the change in its fiscal year, the Company evaluated its annual goodwill impairment testing date and concluded to change its impairment testing date to coincide with its new fiscal fourth quarter to be consistent with its historical practice. The Company selected the beginning of the new fiscal fourth quarter versus the end of its new fiscal fourth quarter to allow it additional time to accurately complete its impairment testing process in order to incorporate the results in its Annual Report on Form 10-K in accordance with the accelerated filing requirements of 60 days for large accelerated filers.
The Company did consider Item 601(b)(18) of Regulation S-K, and accordingly has filed a preferability letter from its Independent Registered Public Accounting Firm dated November 7, 2008 and filed this letter as Exhibit 18.1 to the Company’s Form 10-Q for three and nine months ended September 30, 2008 filed with the Commission on November 7, 2008.
Note 5. Software and Other Intangible Assets, page 85
13.	We note that at December 31, 2008 the net book value of the Company’s software totaled $29.4 million, which was net of $33 million of accumulated depreciation. Accordingly, it appears that the gross capitalized, software costs totaled approximately $62.4 million at December 31, 2008. Please confirm and tell us how this compares to the $99.3 million of gross software and $70.5 million of accumulated amortization at September 30, 2008. In this regard, tell us whether you wrote-off certain costs during the fourth quarter of fiscal 2008. If so, please explain what costs were written off and why and tell us how you considered including a discussion of these write-offs in your financial statement footnotes and MD&A.

Securities and Exchange Commission
May 8, 2009

Response: We confirm that gross capitalized software costs were approximately $62.4 million at December 31, 2008. The decrease from $99.3 million at September 30, 2008 was primarily due to the write-off of fully amortized software with the remainder due to foreign currency fluctuations as we have balances in the EMEA and Asia/Pacific reportable operating segments, as well as the Americas. Management determined that as the underlying code for this fully amortized software has been rewritten as a part of ongoing maintenance and development of the software that the original code is no longer in use. As the software was fully amortized there was no impact to the results of operations and it was, therefore, not deemed necessary to discuss the write-off in the MD&A. The fact that there was no impact to the statement of operations resulted in management’s determination that additional footnote disclosure was not necessary.
Note 6. Debt, page 86
14.	We note that the Company’s revolving credit facility contains certain affirmative and negative covenants including certain financial measurement. Please explain further the financial measurements and tell us how your consideration to include a discussion of such covenants in the filing. Please tell us whether you were in compliance with such covenants as of December 31, 2008 and tell us how you considered disclosing such information in your financial statement footnotes.

Response: There are two financial covenants under the Company’s revolving credit facility: Total Leverage Ratio and Interest Coverage Ratio. These covenants are outlined in the Credit Agreement filed as exhibit 10.33 with the Annual Report on Form 10-K filed by the Company with the Securities and Exchange Commission on May 11, 2007.

The Total Leverage Ratio requires that the Company not allow the consolidated total indebtedness, as of any fiscal quarter end, to consolidated EBITDA (as defined under the amended agreement) for the period of four consecutive fiscal quarters ending on or immediately prior to such date to exceed 2.75 to 1.00. Consolidated total indebtedness means, as of any date of determination with respect to the Company and its subsidiaries on a consolidated basis without duplication, the sum of all indebtedness of the Company and its subsidiaries. Consolidated EBITDA means, for any period, the sum of the following determined on a consolidated basis, without duplication, for the Company and its subsidiaries in accordance with GAAP: (a) consolidated net income for such period plus (b) the sum of the following to the extent deducted in determining consolidated net income: (i) income and franchise taxes, (ii) consolidated interest expense, (iii) amortization,

Securities and Exchange Commission
May 8, 2009

depreciation and other non-cash charges including, without limitation, non-cash equity compensation expenses (except to the extent that such non-cash charges are reserved for cash charges to be taken in the future), (iv) extraordinary losses (other than from discontinued operations) and (v) Transaction Costs less (c) interest income and any extraordinary or non-cash gains. For purposes of the Agreement, consolidated EBITDA is adjusted on a pro forma basis, in a manner reasonably acceptable to the Administrative Agent, to include, as of the first day of any applicable period, any acquisition closed during such period, including, without limitation, adjustments reflecting any non-recurring costs and any extraordinary expenses of any acquisition closed during such period calculated on a basis consistent with GAAP and Regulation S-X of the Securities Exchange Act of 1934, as amended, or as approved by the Administrative Agent.
The Interest Coverage Ratio requires that the Company not allow the consolidated EBITDA (as defined under the amended agreement) for the period of four consecutive fiscal quarters ending on or immediately prior to such date to consolidated interest expense to be less than 3.00 to 1.00. Consolidated EBITDA is as defined above. Consolidated interest expense means, with respect to the Company and its subsidiaries for any period, the gross interest expense (including, without limitation, interest expense attributable to capital leases and all net payment obligations pursuant to hedging agreements) of the Company and its subsidiaries, all determined for such period on a consolidated basis, without duplication, in accordance with GAAP.
The Company determined that because the financial covenants, as well as all the affirmative and negative covenants, are defined in the Credit Agreement that is filed with the Securities and Exchange Commission, the disclosure in the Form 10-K was sufficient.
The Company was in compliance with these financial covenants, as well as all the affirmative and negative covenants, as of December 31, 2008. Because the Company was in compliance with all covenants, no disclosure was deemed necessary. We respectfully advise the Staff that in light of this comment and the current economic conditions, the Company has disclosed the status of its compliance with all covenants in the March 31, 2009 Form 10-Q and will in all relevant future filings.

Securities and Exchange Commission
May 8, 2009

Note 8. Fair Value of Financial Instruments, page 87
15.	We note that the Company adopted SFAS 157 on January 1, 2008 that you consider highly liquid investments with original maturities of three months or less to be cash equivalents. If material, tell us how you considered providing disclosures pursuant to the requirements of paragraphs 32 to 35 of SFAS 157 ·related to your cash equivalent investments. In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

Response: As of December 31, 2008, the Company had $113.0 million of cash and cash equivalents, including checking, savings, money market and overnight sweep accounts, all of which had daily maturities. From time to time the Company may invest excess funds in highly liquid investments with maturity dates other than daily.

In the Company’s future Annual Report on Form 10-K filings, we will include the types of accounts that compose cash and cash equivalents in the policy footnote. When material, cash equivalents will be disclosed as a part of the SFAS 157 disclosure. As of March 31, 2009, our cash and cash equivalents was also entirely composed of cash and cash equivalents with daily maturities, therefore, no disclosure is required for our Quarterly Report on Form 10-Q for the three months ended March 31, 2009.
Note 13. Stock-Based Compensation Plans
16.	We note that during the three months ended December 31, 2007 and 2008, the Company determined that the performance goal for the LTIP Performance Shares granted in fiscal 2005/2006 and 2007, respectively were improbable of achievement and therefore, you reversed previously accrued compensation costs related to such awards. Tell us the amount of compensation cost that was reversed in each period. Also, tell us what changed during these periods, which lead management to conclude the performance goals were improbable of achievement when in prior quarters the Company assumed a 110% and 100% attainment levels.

Response: The Company’s Long-Term Incentive Plan (“LTIP”) shares are earned, if at all, based upon the achievement, of performance goals related to the Company’s 60-month contracted backlog, diluted earnings per share and total revenues. Achievement, however, is subject to a minimum earnings per share.

Securities and Exchange Commission
May 8, 2009

During the three-months ended December 31, 2007, the Company concluded that it was improbable that it would achieve the necessary minimum earnings per share for the performance period ended September 30, 2008 required to earn shares for the 2005-2006 LTIP grant. This assessment of expected achievement of the minimum earnings per share coincides with our annual budget process which we complete in our fourth fiscal quarter each year. The assessment included the expected impact from the Alliance Agreement entered into between the Company and International Business Machines Corporation on December 16, 2007 on the Company’s results of operations for the fiscal year ended December 31, 2008. Consequently, the cumulative compensation expense of $2.1 million recorded life-to-date related to this plan was reversed.

During the three-months ended December 31, 2008, the Company concluded that it was improbable that it would achieve the necessary minimum earnings per share for the fiscal year ended December 31, 2009 required to earn shares under for the 2007 LTIP grant. This assessment of expected achievement of the minimum earnings per share coincides with our annual budget process which we complete in our fourth fiscal quarter each year. The assessment included a review of the impact of changing global market conditions that occurred in late 2008 and the expected impact it would have on the Company’s results of operations for the fiscal year ended December 31, 2009. Consequently, the cumulative compensation expense of $2.1 million recorded life-to-date related to this plan was reversed.
Note 15. Income Tax, page 100
17.	We note from your disclosures on page 103 that one significant foreign subsidiary is the subject of a tax examination. In the September 30, 2007 Form 10-K you indicated that two significant foreign subsidiaries were the subject of tax examinations. Tell us the outcome of the one examination and tell us what impact, if any, such outcome had on the Company’s financial condition and results of operations. In this regard, it appears that the amount of deferred tax assets applicable to foreign net operating loss carryforwards and capital loss carryforwards as well as the valuation allowance at September 30, 2007 (as reported in the 2008 Form 10-K) have changed from that which was previously September 30, 2007 Form 10-K. Tell us whether these adjustments resulted from the outcome of your foreign tax examination and tell us how you considered including a discussion of this change in your footnote disclosures. In addition, explain further the issues pending in the remaining open tax examinations; tell us the current status of such examinations and tell us what impact an adverse ruling could potentially have on the Company’s financial condition and results of operations.

Securities and Exchange Commission
May 8, 2009

Response: HM Revenue & Customs in the United Kingdom concluded its transfer pricing audit of the Company’s UK resident subsidiary during the calendar year 2008. This audit covered the fiscal years ended September 30, 2004, 2005, and 2006. The audit resulted in an assessment being raised against the Company’s UK subsidiary for additional tax of $0.8 million and interest of $0.2 million. Both of these amounts had been recorded by the Company in other noncurrent liabilities in its consolidated balance sheet and included in Note 13 (Income Taxes) as part of the Company’s disclosure of FIN48 on previously issued financial statements. Upon conclusion of this tax audit, the Company reduced the balance in other noncurrent liabilities when the assessment was paid. The changes in the deferred tax assets and valuation allowance referred to above did not result from the conclusion of the UK audit. The Company did consider including a discussion on the reason for the changes in the deferred tax assets and valuation allowance in the December 31, 2008 Annual Report on Form 10-K; however, the changes had no impact on the consolidated statement of operations and, therefore, the Company decided no discussion of the changes in the footnote disclosure was required or necessary. The remaining open tax examination is a transfer pricing audit being conducted by Canada Revenue Agency (“CRA”) over the Company’s Canadian resident subsidiary. The audit covers the fiscal years ended September 30, 2002, 2003, 2004, and 2005. The audit has been on-going for almost 3 years and is still in the discovery stage. No specific issues have yet been identified by CRA. As of the December 31, 2008 Annual Report on Form 10-K filing, the Company had a FIN48 reserve in the amount of $0.4 million established for this Canadian tax audit.
Note 18. International Business Machines Corporation Alliance, page 107
18.	We note from your disclosures on page 107 that an independent third party appraiser determined the fair value of the warrants granted in the IBM Alliance. Please describe the nature and extent of the third party appraiser’s involvement in the determination of the fair value of the warrants and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm for guidance. In this regard, we note that you appear to have current registration statements incorporate by reference your Form 10-K

Securities and Exchange Commission
May 8, 2009

Response: The Company utilized the assistance of an independent third party valuation firm to assist with the performance of the fair value calculations of the warrants granted to IBM. The valuations were reviewed and approved by the Company. We respectfully advise the Staff that in future relevant filings we will remove references to the use of independent third party valuation firms for these purposes in order to avoid any implication that we are relying upon third parties as experts. However, if we use third-party valuations more extensively in the future, we will follow the Staff’s guidance in Rule 436(b) of Regulation C to determine if written consents of such persons are required to be filed as exhibits.
Part IV
Item 15. Exhibits, Financial Statement Schedules
Exhibit Index, page 59
19.	We note your disclosure in MD&A on page 29 regarding your entry into Amendment No. 1 to the Alliance Agreement with International Business Machines on March 17, 2008. We have been unable to locate this amendment in your exhibit index. Please advise.

Response: Amendment No. 1 to the Alliance Agreement entered into between the Company and International Business Machines Corporation (“IBM”) was not a material amendment to the Alliance Agreement as it merely shifted the timing for IBM’s payment of $4,000,000 for the prepayment of incentives from a later installment payment when the aggregate amount related to the prepayment of incentives equals $66,666,666. Amendment No. 1 to the Alliance Agreement also did not constitute a material agreement in and of itself. Based on the fact that Amendment No. 1 is not itself a material amendment to the Alliance Agreement and does not constitute a material agreement, the Company did not file Amendment No. 1 as an exhibit to a Form 8-K filing or as an exhibit to the Company’s quarterly and annual reports on Forms 10-Q and 10-K, respectively. If a future amendment or other event renders Amendment No. 1 material in any respect, the Company will file Amendment No. 1 at such time.

20.	It appears that you have not filed the schedules and exhibits to the Alliance Agreement and the Services Agreement with International Business Machines. Please file these agreements in their entirety.

Securities and Exchange Commission
May 8, 2009

Response: While the Company recognizes the fact that Item 601 of Regulation S-K does not exclude the filing of schedules and exhibits to material agreements except as set out in Item 601(b)(2) of Regulation S-K related to plans of acquisition, reorganization, arrangement liquidation or succession, the exhibits and schedules to both the Alliance Agreement and the Master Services Agreement do not contain information which would be material to an investment decision. All material terms related to the Alliance Agreement and the Master Services Agreement between the Company and IBM are set forth in the agreements and not in the schedules and exhibits. In addition to not being material, the schedules and exhibits to the Master Services Agreement represent approximately 640 pages. The Company believes filing the schedules and exhibits to the Master Services Agreement would be unduly burdensome and costly to the Company and would not provide any material or useful information to existing or potential investors.
*      *      *      *
In connection with the above-referenced filings, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 8, 2009

          We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.
          Thank you in advance for your cooperation in these matters.

Very truly yours,
/s/ Scott W. Behrens
Scott W. Behrens
Senior Vice President, Chief Financial Officer, Corporate Controller and Chief Accounting Officer

Enclosures

cc:	Phillip G. Heasley, ACI Worldwide, Inc.
Dennis P, Byrnes, ACI Worldwide, Inc.
Robert A. Profusek, Jones Day
Meredith L. Deutsch, Jones Day